February 14, 2013

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Warwick Valley Telephone Company
Form 8-K, Item 4.01
Filed February 6, 2013
File No. 001-35724

Dear Mr. Spirgel,

This letter sets forth our response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”] in your letter to us dated February 7, 2013, with respect to the above-referenced filing. We appreciate the Commission’s assistance in our compliance with applicable disclosure requirements and insights to enhance the overall disclosure in our filings.

Our responses below correspond to the numbered comments and headings on the letter from the Staff. For the convenience of the Staff, the Staffs comments are set forth first, followed by our response.

Form 8-K Item 4.01

1.                                      We note that the dismissal of WithumSmith + Brown will not be effective until after the completion of the audit services for the fiscal year ended December 31, 2012. Therefore you will need to file an amended Item 4.01 Form 8-K on the effective dismissal date stating whether the accountant’s report on the financial statements for either of the past two years that include the fiscal year ending December 31, 2012 contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.

Response:

We were aware of the need to amend our Form 8-K and plan to amend our Form 8-K shortly after filing our Annual Report on Form 10-K with the Commission on or around March 18, 2013. The amended Item 4.01 Form 8-K will state whether WithumSmith + Brown’s report on the financial statements for either of the past two years that include the fiscal year ending December 31, 2012 contained an adverse opinion or a disclaimer of opinion or was

47 Main Street	401 Market Street, 1st Floor	109 South Warren Street
Warwick, NY 10990	Philadelphia, PA 19106	Syracuse, NY 13202
800.952.7642	877.258.3722	800.566.8655

qualified or modified as to uncertainty, audit scope or accounting principles; and, if applicable, will include a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.

2.                                      In that same vein, the amended disclosure should also state whether during the registrant’s two most recent fiscal years that include the fiscal year ending December 31, 2012, and the subsequent interim period through the effective date of dismissal, if there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

Response:

When we file our amended Form 8-K, we will state whether during our two most recent fiscal years that include the fiscal year ending December 31, 2012, and the subsequent interim period through the effective date of dismissal, if there were any disagreements with Withum Smith + Brown on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Withum Smith + Brown, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of a disagreement or a reportable event, we will provide the disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

3.                                      To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16.1 letter from the former accountant stating whether the accountant agrees with the statement made in the revised Form 8-K.

Response:

When we file our amended Form 8-K, we will also obtain and file an updated Exhibit 16.1 letter from Withum Smith + Brown.

As requested in your letter to us, Warwick Valley Telephone Company hereby acknowledges that:

•                  Warwick Valley Telephone Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Warwick Valley Telephone Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alex R. McClean, Esq. at (585) 231-1248 if you have any additional questions regarding our response to your letter as discussed above.

Sincerely,

/s/ Jennifer M. Brown
Jennifer M. Brown
Executive Vice President, Chief Administrative Officer and Corporate Secretary

cc: Brian Callahan, Executive Vice President and Chief Financial Officer

James M. Jenkins, Partner Harter Secrest and Emery, LLP

Alex R. McClean, Esq. Harter Secrest and Emery, LLP